LOULO
THE BUILDING OF A MINE

During the last quarter the Loulo site, under the direction of general manager capital projects John Steele, has been a hive of activity. Despite the onset of early rains, the contractor, MDM, has fully established itself on site and construction work on the major Loulo civil projects has started. Key concrete foundations are now above terrace level ahead of the rains.

Under the guidance of assistant general manager Amadou Konta, local Malian labour has completed construction of the weir across the Faleme River, which will be used to store additional water for the Loulo mine.

Road access to the site has been completed using local labour with the capital projects team supervising the preparation and construction of several key bridges and culverts to ensure that no disruptions to the delivery of key materials and equipment occur during the rainy season.

Currently there are more than 50 technicians on site from as far afield as the
Philippines, India and South Africa. The steel and civil engineering construction is supported by a workforce exceeding 700.

"As we proved at Morila, building new mines is all about applying the appropriate skills and team work. For many of us it is our third big construction project in Mali and we are committed to getting the job done well and on time," says Steele.